Exhibit 12.1

Lam Research Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Nine Months	Fiscal Years Ended
	Ended	June 28,	June 29,	June 30,	June 24,	June 26,
	March 27, 2016	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges [1]	7.6	11.0	12.6	2.1	6.2	72.4
Income before income taxes	$678,125	$740,850	$723,363	$66,658	$204,418	$800,876
Less: Income (loss) from equity investees	—	—	683	1,171	(246)	—
Add: Interest Expense	101,294	73,682	61,692	60,408	38,962	5,380
Interest component of rental expense	874	647	760	759	638	5,839
Adjusted Earnings	$780,293	$815,179	$785,132	$126,654	$244,264	$812,095
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1 For purposes of computing our ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes and cumulative effect of accounting change plus interest expensed; and fixed charges consist of interest expensed, interest capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness.